Exhibit 99.1

Mereo BioPharma Reaches Cooperation Agreement with Rubric Capital Management

Mereo to Appoint Four New Directors to its Board of Directors

Rubric has Withdrawn its General Meeting Requisition Notice and Related Proposals; Agrees to Standstill Provision Through Mereo’s 2024 Annual General Meeting of Shareholders

LONDON – October 28, 2022 – Mereo BioPharma Group plc (NASDAQ: MREO), (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases and oncology, today announced it has entered into a cooperation agreement (the “Agreement”) with Rubric Capital Management LP (“Rubric”), its largest shareholder. Pursuant to the Agreement, four new directors – Dr. Annalisa Jenkins, Dr. Daniel Shames, Mr. Marc Yoskowitz and Mr. Justin Roberts – will be appointed to the Company’s Board of Directors as soon as practicable. Concurrent with these appointments taking effect, directors Dr. Peter Fellner, Dr. Brian Schwartz, Dr. Abdul Mullick and Ms. Anne Hyland will resign from the Board.

Rubric has withdrawn its notice dated October 3, 2022 (the “Requisition Notice”) which required Mereo to call a General Meeting of its shareholders (the “General Meeting”).

“We have appreciated Rubric’s perspectives over the last several months and are pleased to have reached this Agreement,” said Michael Wyzga, Chair of Mereo’s Board of Directors. “We look forward to working together constructively with our new colleagues to create value for all Mereo shareholders. I also want to thank our outgoing directors, each of whom has been instrumental in getting Mereo to where it is today, for their commitment and contributions to the Company.”

“Rubric invested in Mereo because we believe in the Company’s mission and the inherent potential of its promising programs. Our Agreement reflects our confidence in that potential and our shared goal to maximize impact and value for all shareholders,” said David Rosen, Founder and Partner of Rubric Capital Management. “We are pleased to have reached a constructive resolution and look forward to working diligently with management and the full Board as Mereo continues its important work.”

“Now that we have reached this Agreement with Rubric, we will focus our attention executing on our revised operating plan and optimizing the value of the Company’s assets,” said Denise Scots-Knight, Chief Executive Officer of Mereo. “We look forward to working with the Board as we guide our rare disease programs, setrusumab and alvelestat, through important milestones over the coming year.”

In light of the Agreement with Rubric and the withdrawal of the Requisition Notice, the chair of the General Meeting, which is scheduled to be held on November 18, 2022, intends to present a motion withdrawing the Resolutions. It is not intended that the resolutions proposed by Rubric in the withdrawn Requisition Notice will be put to a vote. Shareholders are encouraged not to attend, submit voting instructions or proxies for, or take any other action in relation to the General Meeting.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2 - <5 years old) in the first half of 2023. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD, Fast Track designation from the FDA, and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), is currently in an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The global licensing agreement with OncXerna includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer Charles Sermon, General Counsel
Christine Fox, Chief Financial Officer

Abernathy MacGregor (Communications Adviser to Mereo)	+01 212 371 5999

Tom Johnson / Dan Scorpio

Media	tbj@abmac.com / dps@abmac.com

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006

Lee Roth

Investors	investors@mereobiopharma.com